Exhibit 99.1

Borr Drilling Limited to Present at the Pareto Securities' 31st Annual Energy Conference

Chief Executive Officer, Patrick Schorn, of Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) will present at the Pareto Securities' 31st Annual Energy Conference in Oslo, Norway, today, Wednesday 11 September 2024, at 1:50 pm CET.

A copy of the presentation to be held is available on the Company’s website at www.borrdrilling.com and enclosed to this release.

11 September 2024